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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                       Home Products International, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   437305105
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                                 (CUSIP Number)


                                Alisa M. Singer
                        Equity Group Investments, L.L.C.
                      Two North Riverside Plaza, Suite 600
                            Chicago, Illinois 60606
                                 (312) 454-1800
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 17, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 6 PAGES
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                                  SCHEDULE

NO. 437305105                                           PAGE 2 OF 6 PAGES
         ---------------------
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   , L.L.C.     FEIN: 36-4156890
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    391,700
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    391,700
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     391,700
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
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14   TYPE OF REPORTING PERSON*

     00
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.  Security and Issuer.

         This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Home Products International, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 4501 West 47th Street, Chicago, Illinois 60632.


Item 2.  Identity and Background.

         (a-c) and (f) This Statement is being filed by Samstock, L.L.C., a Delaware limited liability company ("Samstock"). The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZI"), whose managing member is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The sole shareholder of ZGP is Samuel Zell as trustee of the Samuel Zell Revocable Trust under trust agreement dated January 19, 1990, as amended (the "Zell Trust"). Additional information concerning SZI, ZGP, Mr. Zell and the officers of Samstock, SZI and ZGP is set forth in Appendix A hereto.

         The principal business of Samstock, SZI and ZGP is general investments. The business address of each of Samstock, SZI and ZGP is Two North Riverside Plaza, Chicago, Illinois 60606.

         (d) and (e) Neither Samstock nor, to the best knowledge of Samstock, SZI, ZGP or any of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         From November 6, 1998 through August 27, 1999, Samstock purchased an aggregate of 391,700 shares of Common Stock in open market transactions. The aggregate amount of funds used in acquiring these shares was $3,254,912.50. All funds used in acquiring the purchased shares were obtained from the working capital of Samstock.

Item 4.  Purpose of the Transaction.

        The acquisition of the shares of Common Stock was effected for the purpose of investing in the Issuer. Consistent with such purposes, Samstock may have discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. Samstock may, in the future, also have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value. Depending on the market conditions and other factors that Samstock may deem material to its investment decision, Samstock may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, Samstock may sell all or a portion of the shares of Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

        Neither Samstock nor, to the best knowledge of Samstock, SZI, ZGP or the persons listed in Appendix A hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission. These persons, however, may at any time and from time to time, review or reconsider their position with respect to any such matters.

Item 5.  Interest In Securities Of The Issuer.

(a) and (b) To the best knowledge of Samstock, there are 7,314,702 shares of Common Stock outstanding as of the date hereof.(1) Based upon the foregoing number, the 391,700 shares beneficially owned by Samstock represent approximately 5.4% of the Common Stock issued and outstanding. Samstock currently has the sole power to vote or to direct the vote of the shares of Common Stock acquired by it. SZI also has the power to dispose of or to direct the disposition of its shares of Common Stock.

        Except as listed below, at the date hereof, neither Samstock, nor to the best knowledge of Samstock, SZI, ZGP or the persons listed in Appendix A hereto owns any shares of Common Stock other than the shares owned by Samstock, as described herein. Rod Dammeyer owns 150,000 shares of Common Stock, and has the sole power to vote and to dispose of such Common Stock.

(1) As disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 26, 1999.


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         (c) Except as listed below, during the last 60 days, the only transactions in the Common Stock effected by Samstock, or to the best knowledge of Samstock, SZI, ZGP or the persons listed in Appendix A hereto, were the following open market purchases by Samstock:

                               Number of              Price Per
         Date                    Shares                 Share

       7/06/99                   30,400                $8.000
       7/07/99                  105,000                 7.875
       7/07/99                   10,000                 8.000
       7/12/99                   20,000                 8.500
       7/19/99                    3,100                 8.250
       8/03/99                  160,000                 8.500
       8/17/99                   24,000                 7.625
       8/27/99                   14,200                 8.188

In addition, Rod Dammeyer effected the following purchases of Common Stock within the last 60 days:

                                Number of             Price Per
         Date                     Shares                Share

       7/21/99                   10,000                $8.375
       7/26/99                    4,400                 8.457
       7/30/99                    2,700                 8.250
       8/02/99                      800                 8.500
       8/03/99                    2,100                 8.500

   (d) and (e)       Not applicable.


Item 6.  Contracts, Arrangements, Understandings Or
         Relationships With Respect to Securities of the Issuer.

         Neither Samstock nor, to the best knowledge of Samstock, SZI, ZGP or the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material To Be Filed As Exhibits

         None.


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                                   APPENDIX A
                                  SCHEDULE 13D
                             CUSIP NUMBER 437305105


         The following persons are executive officers of each of Samstock, SZI and ZGP, holding the same offices for each such entity:

         Samuel Zell is President of the entities and is also chairman of Equity Group Investments, L.L.C. ("EGI").

         Rod Dammeyer is a Vice President of the entities and is also Managing Director-Corporate Investments of EGI.

         Sheli Z. Rosenberg is a Vice President of the entities and is also the President and Chief Executive Officer of EGI.

         Donald J. Liebentritt is a Vice President of the entities and is also the Chief Operating Officer of EGI.

The business address of each of the executive officers is Two North Riverside Plaza, Chicago, Illinois 60606, and each is a citizen of the United States of America.


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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED: August 31, 1999


                                            SAMSTOCK, L.L.C.

                                            By: /s/ Donald J. Liebentritt
                                                --------------------------------
                                                Name: Donald J. Liebentritt
                                                Title: Vice President












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